Exhibit 99.1

November 7, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on Monday, December 22 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR the proposals listed in the Notice.

Only shareholders of record at the close of business on November 14, 2014 are entitled to notice of and vote at the Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, it is important that your Ordinary Shares be represented and voted at the Extraordinary General Meeting.  Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
AVISHAI ABRAHAMI
Chairman of the Board of Directors

Notice of Extraordinary General Meeting of Shareholders

December 22, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Wix.com Ltd., to be held on Monday, December 22, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to re-elect Erika Rottenberg as a Class I director; and

(2)	to approve the compensation of Erika Rottenberg as a director.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 14, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 14, 2014, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card attached hereto.

Our Board recommends that you vote FOR the above proposals, which are described in the Proxy Statement.

Each Ordinary Share is entitled to one vote upon the proposal to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed following the record date.  Shareholders may also review the proxy statement on our company’s website at http://investors.wix.com/annuals-proxies.cfm or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.  Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

November 7, 2014

By Order of the Board of Directors,
AVISHAI ABRAHAMI
Chairman of the Board of Directors

- ii -

Proxy Statement
______________

Extraordinary General Meeting of Shareholders

December 22, 2014

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Wix.com Ltd. to be voted at an Extraordinary General Meeting of shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held on Monday, December 22, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Wix Ordinary Shares, on or about November 20, 2014.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 14, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 14, 2014, or which appears in the participant listing of a securities depository on that date.  You can vote your Ordinary Shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect Erika Rottenberg as a Class I director; and

(2)	to approve the compensation of Erika Rottenberg as a director.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposals.

Quorum

On November 14, 2014, we had a total of 38,181,902 Ordinary Shares issued and outstanding.  Each Ordinary Share outstanding as of the close of business on the record date is entitled to one vote upon the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you.  In other cases, the record holder may not vote on the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposals.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting that is being solicited by our Board.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty eight (48) hours before the time fixed for the Meeting on December 22, 2014.

If you provide specific instructions (by marking a box) with regard to the proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposals in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name”, and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Ordinary Shares.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to the proposals, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”). In that circumstance, the Ordinary Shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposals.  Such Ordinary Shares have no impact on the outcome of the voting on such proposals.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on November 14, 2014.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 14, 2014, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 20, 2014.  Certain officers, directors, employees and agents of Wix, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, www.wix.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group, as of November 14, 2014. Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percentage of Ownership (2)
Entities affiliated with Mangrove Capital Partners (3)	8,255,475	21.61%
Entities affiliated with Bessemer Venture Partners (4)	7,957,445	20.83%
T. Rowe Price Associates, Inc. (5)	1,994,900	5.22%
All executive officers and directors as a group (13 persons) (6)	11,940,822	29.22%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, and to restricted share units (RSUs) that are exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 38,181,902 Ordinary Shares issued and outstanding as of November 14, 2014.

(3)
Shares beneficially owned consist of 8,110,689 shares held by Mangrove II Investments Sarl and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Shares beneficially owned also consist of options to purchase 21,467 Ordinary Shares held by Mangrove II Investments Sarl, which will have vested prior to January 13, 2015.

(4)
Shares beneficially owned consist of 6,824,944 shares held by Bessemer Venture Partners VII L.P. and 1,111,034 shares held by Bessemer Venture Partners VII Institutional L.P. Deer VII & Co. L.P. is the general partner of these two entities and Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and share voting and dispositive power over the shares held by the Bessemer Venture Partner Entities. Bessemer Venture Partners’ address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. Shares beneficially owned also consist of 11,926 restricted share units and options to purchase 9,541 Ordinary Shares held by BVP Israel Investors Ltd., which will have vested prior to January 13, 2015.

(5)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 12, 2014. Shares beneficially owned consist of 1,994,900 shares held by T. Rowe Price, a company incorporated and organized under the laws of the state of Maryland, United States.  T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.  T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202, United States.

(6)
Consists of (i) 9,251,406 Ordinary Shares directly or beneficially owned by Wix’s directors and executive officers; and (ii) 2,689,416 Ordinary Shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested prior to January 13, 2015 have not been exercised as of November 14, 2014.

ITEM 1 – PROPOSAL TO RE-ELECT ERIKA ROTTENBERG AS A CLASS I
DIRECTOR

Background

Our Board of Directors currently has nine directors, including two external directors within the meaning of Israel’s Companies Law, 5759-1999 (the “Companies Law”).  Messrs. Becker and Gutler are our two external directors.  Ms. Rottenberg and Messrs. Becker, Cohen, Fisher, Gutler, Saar and Tluszcz qualify as independent directors under the corporate governance standards of The NASDAQ Stock Market. Each of Ms. Becker and Mr. Gutler also is independent under the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1943, as amended.  Under our Articles of Association, our directors (other than the external directors) are divided into three classes with staggered three-year terms.  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election. Our directors are divided among the three classes as follows:

•	the Class I directors are Erika Rottenberg and Adam Fisher, and their terms expire at our annual meeting of shareholders to be held in 2017;

•	the Class II directors, are Yuval Cohen and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2015; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2016.

Erika Rottenberg, a Class I director, was appointed by our Board of Directors on October 20, 2014 as a Class I director.  You are being asked to re-elect Ms. Rottenberg at the Meeting and confirm her appointment as a Class I director.

In accordance with the Companies Law, Ms. Rottenberg has certified to us that she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill her duties as a director of Wix, taking into account the size and special needs of Wix.

Nominee for Director

The nominating and corporate governance committee of our Board recommended that Ms. Rottenberg be re-elected to our Board as a Class I director at the Meeting.  Our Board approved this recommendation.

If re-elected at the Meeting, Ms. Rottenberg will serve until the 2017 annual general meeting of our shareholders and until her successor has been elected and qualified, or until her office is vacated in accordance with our Articles of Association or the Companies Law.  Ms. Rottenberg has advised us that she is willing to continue serving as a director if re-elected, and that there are no legal restrictions preventing her from assuming such office.

Biographical information concerning Ms. Rottenberg, the nominee for re-election as a Class I director, is set forth below:

Erika Rottenberg has served as a member of our Board of Directors since October 2014. From July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet. Prior to LinkedIn, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008, and served as a consultant to SumTotal through December 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company. Ms. Rottenberg was also an attorney with the Silicon Valley-based law firm of Cooley LLP and, prior to law school, was a school teacher in Anchorage, Alaska. Ms. Rottenberg serves on the board of directors of the Girl Scouts of Northern California and the Silicon Valley Law Foundation. She holds a J.D. from the University of California, Berkeley's Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Proposal

The shareholders are being asked to re-elect Ms. Rottenberg as a Class I director for a term to expire at the 2017 annual general meeting of our shareholders and until her successor has been elected and qualified, or until her office is vacated in accordance with our Articles of Association or the Companies Law.

RESOLVED, that Erika Rottenberg be re-elected as a Class I director, to serve until the 2017 annual meeting of shareholders and until her successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposal.

Board Recommendation

The Board recommends a vote “FOR” the re-election of Erika Rottenberg as a Class I director for a term to expire at the 2017 annual general meeting.

ITEM 2 – PROPOSAL TO APPROVE THE COMPENSATION OF ERIKA
ROTTENBERG AS A DIRECTOR

Background

Under the Companies Law, the compensation of directors requires approval of the Compensation Committee and the Board of Directors, followed by shareholder approval.

In accordance with Wix’s Compensation Policy for Directors, the Compensation Committee and the Board of Directors approved, subject to shareholder approval and the re-election of Erika Rottenberg as a Class I director, to pay Ms. Rottenberg an annual cash retainer of NIS 134,000 (approximately $36,000) and a per meeting fee of NIS 4,000 (approximately $1,100).  Ms. Rottenberg is also entitled to reimbursement of expenses and D&O indemnification and insurance in accordance with Wix’s approved director policies.

In addition, the Compensation Committee and the Board of Directors approved, subject to shareholder approval and the re-election of Erika Rottenberg as a Class I director, the grant of options to Ms. Rottenberg to purchase 55,200 Ordinary Shares of Wix, which shall vest equally on a monthly basis over a 3-year period, commencing on the date of the Meeting, subject to the continuing service of Erika Rottenberg as a Class I director.  These options will have an exercise price equal to 100% of the closing price of Wix’s Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting, and will otherwise be subject to the standard terms of Wix’s option grants to directors.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that subject to approval of Proposal One and in consideration for her services as a Class I director of Wix.com Ltd:

(a)	Ms. Erika Rottenberg shall be paid an annual retainer of NIS 134,000 and a per meeting fee of NIS 4,000; and

(b)
Ms. Erika Rottenberg be awarded options to purchase Ordinary Shares of Wix.com Ltd. as follows: an aggregate of 55,200 options to purchase Ordinary Shares, which shall vest equally on a monthly basis over a 3-year period, commencing on the date of the Meeting, subject to the continuing service of Ms. Erika Rottenberg as a Class I director.  These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting and upon the terms approved by the Compensation Committee and Board of Directors.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposal.

Board Recommendation

The Board recommends a vote “FOR” the proposed resolution to approve the compensation of Erika Rottenberg as a director.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2014 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.wix.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

AVISHAI ABRAHAMI
Chairman of the Board of Directors

Dated: November 17, 2014